SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2006
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 5, 2006
Shaw Communications Inc.

By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw Announces Increase in Dividend Rates
Calgary, Alberta, June 30, 2006 — Shaw Communications Inc. announced today that its Board of Directors has increased the equivalent annual dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares by $0.06 per share. The equivalent annual dividend rate will be $0.595 per Class A Participating Share and $0.60 per Class B Non-Voting Participating Share, payable in monthly installments commencing September 29, 2006.
Based upon this increase in the dividend rates, Shaw’s Board of Directors declared monthly dividends of $0.0495833333 per Class A Participating Share and $0.05 per Class B Non-Voting Participating Share, payable on each of September 29, 2006, October 31, 2006 and November 30, 2006 to all holders of record at the close of business September 15, 2006, October 15, 2006 and November 15, 2006, respectively.
Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders are entitled to receive dividends only when any such dividends are declared by Shaw’s Board of Directors, and there is no entitlement to any dividend prior thereto.
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to over three million customers. Shaw is traded on the Toronto and New York stock exchanges and is a member of the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).
For further information, please contact:
Investor Relations Department
investor.relations@sjrb.ca